UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO S.A

BUENOS AIRES, January 7, 2025

Notice: CPSA-GG-N-0004/25-AL

Dear Mr./Ms.,

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martin 344

City of Buenos Aires

Subject: Material news

Dear Mr./Mrs.,

As per the regulations in force, I hereby inform, in my capacity as Head of Market Relations of Central Puerto S.A. (“CPSA” or the “Company”), that the Company’s Board decided the following so as to simplify the corporate structure of the group:

1)	Order the Company’s Management to shortly conduct the necessary corporate acts to advance in the merger of CPSA (as merging company) and CP RENOVABLES S.A. (“CPR”) —CPSA-controlled company— (as merged company) under the terms of Section 82 and subsequent ones of the Business Entities Act No. 19550 as amended (“LGS”), and Sections 80, 81 and related ones of the Income Tax Act No. 20628 as amended, considering to such end the annual balance sheet as of December 31, 2024.

2)	Order the Company’s Management to shortly conduct the necessary corporate acts so that the controlled companies (i) Empresas Verdes Argentinas S.A. (“EVASA”), (ii)Forestal Argentina S.A. (“FASA”), (iii) Loma Alta S.A. (“LASA”), (iv) Estancia Celina S.A. (“ECSA”), and (v) Las Misiones S.A. (“LMSA”) merge under the terms of Sections 82 and subsequent ones of LGS, and Sections 80, 81 and related ones of the Income Tax Act No. 20628 as amended, considering to such end the annual balance sheet as of December 31, 2024.

3)	Order CPSA’ Representative to cast a positive vote at the CPR’s Shareholders Meeting considering, among others, the redemption of the total common shares held by its remaining minority shareholders of such company under the terms of Section 220, Subsection 1 of the Business Entities Act No. 19550, and the resulting voluntary reduction of share capital as per the voluntary share capital reduction regime stated in Section 203 of the Business Entities Act No. 19550 (the “Redemption”). Redemption was approved at the Special Shareholders’ Meeting of CPR held today.

4)	In line with the foregoing, it is hereby informed that on January 1, 2025, the Effective Merger Date of Vientos La Genoveva II S.A.U. (a company totally controlled by CPSA) (“VLGII” or “Merging Company”), with CP Manque S.A.U. (“CPM”), CP Los Olivos “CPLO” and CPR Energy Solutions S.A.U. (“CPRES”, and together with CPLO and CPM, the “Merged Companies”) took place.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: January 7, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact